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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F  X       Form 40-F
                                ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes           No  X
                               ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        PIONEER CORPORATION
                                        (Registrant)


Date: July 22, 2003
                                        By /s/ Kaneo Ito
                                           ------------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated July 17, 2003, concerning its plan to sell shares of two subsidiaries.

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                                                           For Immediate Release


       PIONEER TO SELL SHARES OF TWO AUDIO/VIDEO SOFTWARE UNITS TO DENTSU
              IN LINE WITH ITS "SELECT AND FOCUS" MANAGEMENT POLICY

July 17, 2003, Tokyo, Japan - Pioneer Corporation today announced that it has reached a preliminary agreement with Tokyo-based Dentsu Inc., Japan's largest comprehensive advertising agency, to sell to Dentsu shares of two of its subsidiaries, namely, Pioneer LDC, Inc. in Tokyo, and Pioneer Entertainment
(USA) Inc., in California, U.S.A., both engaged in the audio/video software businesses in Japan and the United States, respectively. This move is in line with Pioneer's "select and focus" management policy of its resources and operations on core businesses in order for Pioneer to promote even more efficient and effective management.
     These two companies have contributed to Pioneer's consolidated business performances in the field of software-supply, and are expected to take another leap forward under the new ownership.
     The specific conditions, timetable and other matters of the transfer are yet to be determined under definitive agreements separately governing the two transfers in Japan and in the United States, but it is contemplated that all the issued shares of these two companies will be sold to Dentsu.

Pioneer LDC, Inc., a Tokyo-based wholly-owned subsidiary of Pioneer Corporation, is engaged in the planning, production and selling of a variety of video and music software in Japan. Pioneer LDC currently has 145 employees.

Pioneer Entertainment (USA) Inc., with headquarters in Long Beach, California, is a wholly-owned subsidiary of Pioneer North America, Inc., another wholly-owned subsidiary of Pioneer Corporation. Engaged in the planning, production and selling of music and video software, mostly animation, in the United States, Pioneer Entertainment (USA) has 43 employees.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (NYSE: PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

                                      # # #

For further information, please contact:
Public Relations
Pioneer Corporation, Tokyo, Japan
Phone: +81-3-3495-9885
E-mail: pioneer_prd@post.pioneer.co.jp